UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2022	Commission File Number: 1-31349

THOMSON REUTERS CORPORATION

(Translation of registrant’s name into English)

333 Bay Street, Suite 300

Toronto, Ontario M5H 2R2, Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐            Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

The information contained in Exhibit 99.1 of this Form 6-K is incorporated by reference into, or as an additional exhibit to, as applicable, the registrant’s outstanding registration statements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THOMSON REUTERS CORPORATION (Registrant)

	By:	/s/ Marc E. Gold
Name: Marc E. Gold
Title: Deputy Company Secretary

Date: April 18, 2022

EXHIBIT INDEX

Exhibit Number	Description

99.1	Notice of Annual Meeting of Shareholders and Management Proxy Circular dated April 18, 2022

99.2	Form of Proxy for Registered Shareholders

99.3	Notice of Availability of Proxy Materials

99.4	Corporate Governance Guidelines

99.5	Virtual AGM User Guide

3